Exhibit 99.1

FOR IMMEDIATE RELEASE	January 23, 2015

Micromem Provides Update

Toronto, New York, January 23, 2015: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) is pleased to provide the following update.

Micromem has received the first of the six patent filings relating to the Multi-Modal Fluid Condition Sensor Platform and System Therefor that the Company previously referred to in its announcement dated October 17, 2014 regarding the Notice of Allowance provided by the United States Patent and Trademark Office (USPTO). The award of this patent is a major milestone as it gives the Company control over an important space in detection of contaminants, not just in oil, but also in other fluids. The Company is confident that all the remaining patents in this series will be awarded giving the Company key intellectual property rights in the growing “Internet of Things.” We have licensed the first application for use in the manufacture of the oil pan plug described on our website and being manufactured and distributed by Flextronics, per our announcement dated September 10, 2014. This first product patent describes a multi sensor customized MEM sensor platform, located inside an oil pan plug of an automobile. The sensor platform is designed to provide the owner of the vehicle, in real time, various operating conditions of the vehicle, including oil quality parameters, oil pan level, temperature, orientation of the vehicle, to name a few.

As of January 23rd, 2015 there are no further warrants outstanding, all having been either exercised or allowed to expire. The Company thanks all of the subscribers who have supported Micromem through its growth over the years and believed in the vision that is Micromem.

The money invested by subscribers allowed Micromem to invest in and keep control over important, newly developed Intellectual Property (IP). Micromem has submitted 13 provisional patents, 2 of which have published, with 6 more expected by Q215. The rights that the Company maintains have given Micromem negotiating capabilities with its partners as a result of this asset base of new intellectual property. In sharing the development costs with its partners, Micromem has been able to leverage not only the Company’s money but the financial resources of our partners, the expertise of their engineering teams and the ability to target relevant unmet needs. The development opportunities provided to us by these expenditures will give Micromem wide uses and licensing rights that would have otherwise been unavailable to Micromem strictly as a service provider. This asset base will improve revenue opportunities by providing Micromem with a variety of actual products that are meeting the needs of our clients as opposed to strictly selling sensors. These partnerships and shared IP have also given Micromem greater operating freedom to expand the relationships with the clients and create spin off projects. Micromem, by virtue of the Intellectual Property rights, will sell core technology and collect revenues either by licensing agreements or partnership contracts with the world’s largest corporations as partners. This IP gives Micromem a solid position in the growing “Internet of Things” spanning automotive, engine management, oil well and pipeline infrastructure, utility infrastructure and cement integrity. Independent of these partnerships Micromem has been able to maintain rights for other fields of use.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.comwww.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTCQX-Bulletin Board - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 191,425,600
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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